

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 2, 2022

Christopher van Tienhoven
Chief Executive Officer
Patagonia Gold Corp.
2200 HSBC Building, 885 West Georgia Street
Vancouver, British Columbia Canada
V6C 3E8

>   **Re: Patagonia Gold Corp.**
>   **Form 20-F for the Fiscal Year Ended December 31, 2021**
>   **Filed May 2, 2022**
>   **File No. 333-182072**

Dear Mr. van Tienhoven:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2021 Filed May 2, 2022

Item 4. Information on the Company
D. Property, Plant, and Equipment, page 45

1. We note your disclosure of mineral resources, including mineral resources for the Cap-Oeste property and the Calcatreu property, which are identified as material properties in your disclosures. Please file your technical report summaries in support of your mineral resources for your material properties as required by Item 1302 (b)(2)(i) of Regulation S-K.

2. Please disclose the point of reference associated with your mineral resources as required by Item 1303 (b)(3)(v) of Regulation S-K; for example in-situ, mill feed, etc.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact John Coleman at 202-551-3610 or Gus Rodriguez at 202-551-3752 if you have questions regarding comments.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Antonio Martinis